

July 27, 2023

James D. Swift, M.D.
Chief Executive Officer
Pediatrix Medical Group, Inc.
1301 Concord Terrace
Sunrise, FL 33323

>   **Re: Pediatrix Medical Group, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 31, 2023**
>   **File No. 001-12111**

Dear James D. Swift:

        We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 31, 2023

Pay Versus Performance, page 58

1.   We note that you have included Income (Loss) from Continuing Operations in column (h) of your pay versus performance table in lieu of net income (loss) as required by Regulation S-K Item 402(v)(2)(v). Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

   Please contact Eric Envall at 202-551-3234 or Charlie Guidry at 202-551-3621 with any questions.

              Sincerely,

              Division of Corporation Finance
              Disclosure Review Program